Press Release

24 April 2008
No.: 09/08

Annual General Meeting of Shareholders in ASSA ABLOY AB

CEO's statement

At today's annual general meeting of shareholders in ASSA ABLOY AB, President and CEO Johan Molin commented on the most important events of 2007 and the first quarter of 2008. Among other things, he spoke of the good organic growth during 2007 and the accelerating growth on the new markets. Growth was particularly strong in the rapidly expanding segment of electromechanical products. The restructuring program was very successful, and the faster pace of product development led to many successful product launches. During the course of the year, ASSA ABLOY AB acquired 17 companies, expanding the overall turnover by 5% annually.

During the first quarter 2008 the development was stable, despite weak sales. The growth continued on the new markets and also in the commercial segment in the United States. Growth in Europe was lower mainly due to fewer working days in the first quarter. Underlying efficiency measures led do an improved gross margin. In closing, he repeated the prospects for the year: an organic growth of 3-5%, acquired growth of 5% and a profit margin of 16-17%.

Lost work days due to the Easter effect are expected to be recovered during the second quarter.

New board members

The Annual General Meeting in ASSA ABLOY AB elected the board members Gustaf Douglas, Carl Douglas, Johan Molin, Sven-Christer Nilsson, Birgitta Klasén, Eva Lindqvist, Jorma Halonen, Lars Renström and Ulrik Svensson. In addition, Gustaf Douglas was elected as chairman of the board.

Dividends

The Annual General Meeting established the dividend proposed by the Board of Directors and the Managing Director amounting to SEK 3.60 per share.
The record date of the dividend was set at Tuesday, April 29, 2008 and the dividend is expected to be sent from VPC AB starting on Monday, May 5, 2008.

Remuneration to the Board of Directors

The remuneration to the Board of Directors will amount to SEK 4,050,000 (not including fees for committee work).

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Swed
Visiting address:
Klarabergsviadukten 90


08002331

ASSA ABLOY

File No. 82-34735

Press Release

Nomination committee
Mikael Ekdahl (Melker Schörling AB), Gustaf Douglas (Investment AB Latour and SäkI), Marianne Nilsson (Swedbank Robur), Staffan Grefbäck (Alecta) and Björn Lind (SEB fonder) were selected as members of the nomination committee until the end of the Annual General Meeting 2009. Mikael Ekdahl was elected chairman of the nomination committee.

Establishment of guidelines for remuneration to the Group management
The Annual General Meeting resolved to establish guidelines for remuneration to Group management, which mainly ensure that the salaries and remuneration terms for management will be in line with the market.

For more information, please contact:
Johan Molin, President and CEO, phone: +46 8 506 485 42
Tomas Eliasson, CFO and Executive Vice President, phone: +46 8 506 485 72

ASSA ABLOY discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 16:40 CET on 24 April.

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

ASSA ABLOY

Press Release

23 April 2008
No: 08/08

Stable development for ASSA ABLOY despite weak sales in the first quarter

First quarter

- As expected, the sales trend in Western Europe and North America was weak during the quarter, while growth remained strong in Asia, Africa and South America.
- The gross margin continued to improve through increased efficiency.
- Substantial investments in new products are being made.
- Sales totaled SEK 8,203 M (8,227), with 0% organic growth, 3% acquired growth and exchange-rate effects of -3%.
- Operating income (EBIT) amounted to SEK 1,244 M (1,289) a decrease by 3% after negative currency effects of SEK 52 M, representing a margin of 15.2% (15.7).
- Net income amounted to SEK 772 M (803).
- Earnings per share amounted to SEK 2.08 (2.16) a decrease by 4%.

SALES AND INCOME

	Full year			First quarter		
	2006	2007	Change	2007	2008	Change
Sales, SEK M	**31,137**	**33,550**	**+8%**	**8,227**	**8,203**	**+0%**
of which,						
Organic growth			+7%			+0%
Acquisitions			+5%			+3%
Exchange-rate effects		-1,131	-4%		-275	-3%
Operating income (EBIT), SEK M	**4,771***	**5,458**	**+14%**	**1,289**	**1,244**	**-3%**
Operating margin (EBIT), %	15.3*	16.3		15.7	15.2	
Income before tax, SEK M	4,100*	4,609	+12%	1,101	1,055	-4%
Net income, SEK M	1,756**	3,368	+92%	803	772	-4%
Operating cash flow, SEK M	3,528	4,808	+36%	805	583	-28%
Earnings per share (EPS), SEK	**7.99***	**9.02**	**+13%**	**2.16**	**2.08**	**-4%**

* Excluding restructuring costs for 2006 amounting to SEK 1,474 M for the year.
** Excluding restructuring costs, net income in 2006 was SEK 2,988 M for the year.

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COMMENTS BY THE PRESIDENT AND CEO

"ASSA ABLOY achieved a stable development in the first quarter despite the weak sales trend. As a result of efficiency improvements the gross margin continued to improve. I am also very pleased to conclude that there was continued strong growth on the emerging markets, which increased their sales by more than 20%. Investments in product development continued to be substantial and will give us many exciting new products going forward," said Johan Molin, President and CEO.

FIRST QUARTER

The Group's sales totaled SEK 8,203 M (8,227), which was unchanged compared with 2007. In local currencies the increase amounted to 3% (14), of which organic growth for comparable units was 0% (8) while acquired units accounted for 3% (6) of the increase. Exchange-rate effects had a negative impact of SEK 275 M on sales, i.e. 3%.

Operating income before depreciation, EBITDA, amounted to SEK 1,476 M (1,518), a decrease of 3% compared with 2007. The EBITDA margin was 18.0% (18.5). The Group's operating income, EBIT, amounted to SEK 1,244 M (1,289), a decrease of 3%, after negative currency effects of SEK 52 M. The operating margin was 15.2% (15.7).

Net financial items amounted to SEK 189 M (188), which corresponds to an average interest rate of about 5.2%. The Group's income before tax amounted to SEK 1,055 M (1,101), which represents a decrease of 4% on the previous year. After translation of the subsidiaries' income statements, exchange-rate effects had a negative impact of SEK 46 M on the Group's income before tax. The profit margin was 12.9% (13.4). The Group's tax charge totaled SEK 283 M (298), corresponding to an effective tax rate of 27% for the quarter. Earnings per share amounted to SEK 2.08 (2.16), which represents a decrease of 4%.

RESTRUCTURING MEASURES

The comprehensive restructuring program initiated in April 2006 proceeds according to plan. The program includes some 50 individual restructuring measures. The roles of a large number of production units will be changed to focus mainly on final assembly, and some units will be closed. The cost of the program is assessed at SEK 1,274 M and it is expected to generate cost savings of about SEK 600 M a year once the whole program is completed in 2009. The full cost of the program was expensed in 2006.

Payments related to the restructuring program amounted to SEK 111 M during the quarter. Savings during the quarter resulting from measures carried out are assessed at SEK 55 M compared with the same period last year. The quarterly rate of savings from the start of the program now amounts to SEK 100 M. So far 1,534 out of the total of 2,000 employees affected by the restructuring program have left the Group.

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

Press Release

COMMENTS BY DIVISION

EMEA

Sales in the EMEA division totaled SEK 3,473 M (3,444), with organic growth of -2% (+9). The sales trend slowed on the West European markets but was more positive on the growth markets in Eastern Europe, the Middle East and Africa. Easter had a negative impact on volume growth. Acquired growth amounted to 2%. Operating income amounted to SEK 567 M (593), which represents an operating margin (EBIT) of 16.3% (17.2). Return on capital employed amounted to 21.0% (22.7). Operating cash flow before interest paid totaled SEK 241 M (376).

AMERICAS

Sales in the commercial segment in the Americas division increased during the quarter, although the pace of growth slowed, mainly because there were fewer working days in the quarter. The sales trend in the residential segment was negative, as in the previous quarter. Total sales amounted to SEK 2,422 M (2,607), with 2% organic growth. Acquired growth was 0%. The operating margin improved further from an already good level and amounted to 19.3% (19.0). Return on capital employed amounted to 22.0% (22.3). Operating cash flow before interest paid totaled SEK 226 M (449).

ASIA PACIFIC

Sales in the Asia Pacific division grew strongly on the Asian markets and sales in Australia and New Zealand where stable. Sales totaled SEK 692 M (539), with 4% organic growth. The new acquisitions, Baodean and iRevo, were consolidated from the fourth quarter 2007 and acquired growth was 25%. Operating income improved as a result of volume growth and price increases and amounted to SEK 54 M (41), which represents an operating margin (EBIT) of 7.8% (7.7) despite the expected dilution, mainly from iRevo, which amounted to 1.0 percentage point. The return on capital employed amounted to 8.4% (8.0). Operating cash flow before interest paid totaled SEK 85 M (45).

GLOBAL TECHNOLOGIES

The Global Technologies division reported continued growth, partly due to the launch of a number of new products, with sales of SEK 1,158 M (1,167) in the first quarter of which organic growth accounted for 3%. Acquired growth amounted to 2%. Growth was good in Hospitality and in HID excluding the newly merged ITG. The decrease at ITG was due partly to non-recurring bulk orders in the first quarter in 2007, and partly to a selective phasing-out of some customers. The merger of HID and ITG proceeded according to plan and will in time yield good effects on both sales and production. Operating income amounted to SEK 160 M (163), which represents an operating margin (EBIT) of 13.8%

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Press Release

QUARTERLY INFORMATION - GROUP

THE GROUP IN SUMMARY

(All amounts in SEK M if not noted otherwise)

	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Full Year 2007	Q1 2008	12 month rolling
Sales	8,227	8,329	8,274	8,721	33,550	8,203	33,527
Organic growth [3]	8%	7%	7%	6%	7%	0%	
Gross income	**3,383**	**3,425**	**3,405**	**3,587**	**13,799**	**3,383**	**13,800**
Gross income / Sales	41.1%	41.1%	41.2%	41.1%	41.1%	41.2%	41.2%
Operating income before depreciation (EBITDA)	**1,518**	**1,554**	**1,625**	**1,670**	**6,366**	**1,476**	**6,325**
Gross margin (EBITDA)	18.5%	18.7%	19.6%	19.1%	19.0%	18.0%	18.9%
Depreciation	-229	-229	-221	-230	-909	-232	-912
Operating income (EBIT)	**1,289**	**1,325**	**1,404**	**1,440**	**5,458**	**1,244**	**5,413**
Operating margin (EBIT)	15.7%	15.9%	17.0%	16.5%	16.3%	15.2%	16.1%
Financial items	-188	-197	-193	-271	-849	-189	-850
Income before tax	**1,101**	**1,128**	**1,211**	**1,168**	**4,609**	**1,055**	**4,562**
Profit margin (EBT)	13.4%	13.5%	14.6%	13.4%	13.7%	12.9%	13.6%
Tax	-298	-306	-327	-309	-1,240	-283	-1,225
Net income	**803**	**822**	**884**	**859**	**3,368**	**772**	**3,337**
Allocation of net income:							
Share holders in ASSA ABLOY AB	803	820	882	854	3,358	772	
Minority interests	1	2	2	5	10	0	

OPERATING CASH FLOW

	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Full Year 2007	Q1 2008	12 month rolling
Operating income (EBIT)	1,289	1,325	1,404	1,440	5,458	1,244	5,413
Depreciation	229	229	221	230	909	232	912
Net capital expenditure	-101	-218	-220	-212	-751	-164	-814
Change in working capital	-469	-159	53	550	-25	-581	-137
Paid and received interest	-124	-216	-149	-245	-734	-162	-772
Adjustment for non-cash items	-19	-4	-3	-23	-49	14	-16
Operating cash flow [4]	**805**	**957**	**1,306**	**1,740**	**4,808**	**583**	**4,586**
Operating cash flow / Income before tax [4]	0.73	0.85	1.08	1.49	1.04	0.55	1.01

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

(14.0). Return on capital employed amounted to 13.2% (12.8). Operating cash flow before interest paid amounted to SEK 40 M (25).

ENTRANCE SYSTEMS

The Entrance Systems division reported sales of SEK 697 M (668) in the first quarter, representing organic growth of 3%. During the quarter growth slowed in Europe and North America but remained very strong in the division's newly established operations in Asia. Acquired growth amounted to 3%. Operating income amounted to SEK 89 M (86), which represents an operating margin (EBIT) of 12.7% (12.8). Return on capital employed amounted to 11.0% (11.0). Operating cash flow before interest paid amounted to SEK 173 M (177).

ACQUISITIONS

No significant acquisitions were consolidated during the first quarter.

On 15 February it was announced that the EMEA division has acquired 20% of the Swedish security wholesaler Copiax, a leading supplier to locksmiths, security installers and the building trade, and that ASSA ABLOY thus owns 31% of the shares in Copiax. ASSA ABLOY has made an offer for the outstanding shares, and if approval is received from the competition authorities the acquisition is expected to be completed in the second quarter.

On 18 February it was announced that the Asia Pacific division has signed an agreement to acquire the security-door business of Beijing Tianming (BJTM). BJTM is one of China's leading companies in the sale and manufacture of fire-rated steel security doors for the Chinese market.

SUSTAINABLE DEVELOPMENT

During the quarter ASSA ABLOY continued work to implement its declared 20-point program of sustainable development. For the second successive year ASSA ABLOY has published its Sustainability Report, which is available both in print and on the Group's website. The Sustainability Report details the advances made during the year, which include reductions in the use of solvents and the release of greenhouse gases, and the targets set for the period up to 2010. Updated information about sustainable development is published on the Group's website.

PARENT COMPANY

'Other operating income' for the Parent company ASSA ABLOY AB totaled SEK 480 M (176) for the first quarter. Income before tax amounted to SEK 381 M (789). Investments in tangible and intangible assets totaled SEK 0 M (1). Liquidity is good and the equity ratio was 47.8% (47.6).

ACCOUNTING PRINCIPLES

ASSA ABLOY applies International Financial Reporting Standards (IFRS) as endorsed by the European Union. Significant accounting and valuation principles are detailed on pages 67-71 of the 2007 Annual Report. New or revised IFRS effective after 31 December 2007 have had no material effect on the consolidated income statements or balance sheets. The Group's Interim Reports are prepared in accordance with IAS 34. The Parent company applies RFR 2.1.

TRANSACTIONS WITH RELATED PARTIES

No transactions that significantly affected the company's position and income have taken place between ASSA ABLOY and related parties.

RISKS AND UNCERTAINTY FACTORS

As an international Group with a wide geographic spread, ASSA ABLOY is exposed to a number of business and financial risks. The business risks can be divided into strategic, operational and legal risks. The financial risks are related to such factors as exchange rates, interest rates, liquidity, the giving of credit, raw materials and financial instruments. Risk management in ASSA ABLOY aims to identify, control and reduce risks. This work begins with an assessment of the probability of risks occurring and their potential effect on the Group. For a more detailed description of risks and risk management refer to the 2007 Annual Report. No significant risks other than the risks described there are judged to have occurred.

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OUTLOOK*)

Organic sales growth is expected to continue at a good rate. The operating margin (EBIT) and operating cash flow are expected to develop well.

Long term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong position will accelerate growth and increase profitability.

*)This was the outlook published on 13 February 2008:

Organic sales growth is expected to continue at a good rate. The operating margin (EBIT) and operating cash flow are expected to develop well.

Long term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong position will accelerate growth and increase profitability.

Sales growth and profitability during the first quarter will be affected negatively by the Easter effect. This is expected to be recovered during the second quarter.

Stockholm, 23 April 2008

Johan Molin

President and CEO

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

ASSA ABLOY

File No. 82-34735

Press Release

This Interim Report has not been reviewed by the Company's Auditor.

FINANCIAL INFORMATION

The Interim Report for the second quarter will be published on 30 July 2008. The Annual General Meeting will be held on 24 April at the Museum of Modern Art (Moderna Museet) in Stockholm.

Further information can be obtained from:
Johan Molin, President and CEO, Tel: +46 8 506 485 42
Tomas Eliasson, Chief Financial Officer, Tel: +46 8 506 485 72

ASSA ABLOY is holding an **analysts' meeting** at **14.00 today** at Klarabergsviadukten 90 **in Stockholm**.

The analysts' meeting can also be followed on the Internet at www.assaabloy.com. It is possible to submit questions by telephone on **+46 8 5052 0270, +44 208 817 9301** or **+1 718 354 1226.**

ASSA ABLOY discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 12:30 CET on 23 April.

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

ASSA ABLOY

File No. 82-34735

Press Release

FINANCIAL INFORMATION - GROUP

INCOME STATEMENT	Jan-Dec 2007 SEK M	Jan-Mar 2007 SEK M	Jan-Mar 2008 SEK M
Sales	33,550	8,227	8,203
Cost of goods sold	-19,751	-4,844	-4,820
Gross Income	**13,799**	**3,383**	**3,383**
Selling and administrative expenses	-8,351	-2,095	-2,140
Share in earnings of associated companies	9	1	1
Operating income	**5,458**	**1,289**	**1,244**
Financial items	-849	-188	-189
Income before tax	**4,609**	**1,101**	**1,055**
Tax	-1,240	-298	-283
Net income	**3,368**	**803**	**772**
Allocation of net income:			
Shareholders in ASSA ABLOY AB	3,358	803	772
Minority interests	10	1	0

EARNINGS PER SHARE	Jan-Dec 2007 SEK	Jan-Mar 2007 SEK	Jan-Mar 2008 SEK
Earnings per share after tax and before dilution [1]	9.18	2.19	2.11
Earnings per share after tax and dilution [2]	9.02	2.16	2.08

CASH FLOW STATEMENT	Jan-Dec 2007 SEK M	Jan-Mar 2007 SEK M	Jan-Mar 2008 SEK M
Cash flow from operating activities	3,871	689	509
Cash flow from investing activities	-2,127	-610	-290
Cash flow from financing activities	-1,568	-257	-530
Cash flow	**176**	**-178**	**-311**

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BALANCE SHEET	31 Dec 2007 SEK M	31 Mar 2007 SEK M	31 Mar 2008 SEK M
Intangible fixed assets	18,708	18,534	17,861
Tangible fixed assets	5,345	5,187	5,127
Financial fixed assets	1,089	1,348	1,109
Inventories	4,399	4,302	4,389
Trade receivables	5,537	5,682	5,488
Other non-interest-bearing current assets	1,221	1,032	1,303
Interest-bearing current assets	1,433	1,076	1,285
Total assets	**37,732**	**37,161**	**36,562**
Equity	15,668	14,736	15,703
Interest-bearing non-current liabilities	9,205	8,729	8,858
Non-interest-bearing non-current liabilities	863	831	785
Interest-bearing current liabilities	5,285	6,285	4,943
Non-interest-bearing current liabilities	6,711	6,580	6,273
Total equity and liabilities	**37,732**	**37,161**	**36,562**

CHANGE IN EQUITY	Jan-Dec 2007 SEK M	Jan-Mar 2007 SEK M	Jan-Mar 2008 SEK M
Opening balance 1 January	**13,645**	**13,645**	**15,668**
Dividend	-1,189	-	-
Minority interest, net	135	-4	-
Exchange difference for the period	-291	292	-737
Net Income	3,368	803	772
Closing balance at end of period	**15,668**	**14,736**	**15,703**

KEY DATA	Jan-Dec 2007	Jan-Mar 2007	Jan-Mar 2008
Return on capital employed, %	18.4	17.4	16.9
Return on shareholders' equity, %	21.0	21.1	17.9
Equity ratio, %	41.5	39.7	42.9
Interest coverage ratio, times	7.4	7.6	7.1
Interest on convertible debentures net after tax, SEK M	55.0	8.6	19.4
Number of shares, thousands	365,918	365,918	365,918
Number of shares after dilution, thousands	380,713	376,033	380,713
Weighted average number of shares after dilution, thousands	378,533	376,033	380,713
Average number of employees	32,267	31,564	33,015

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

ASSA ABLOY

File No. 82-34735

FINANCIAL INFORMATION - PARENT COMPANY

INCOME STATEMENT	Jan-Dec 2007 SEK M	Jan-Mar 2007 SEK M	Jan-Mar 2008 SEK M
Operating income	760	46	293
Income before tax	2,351	789	381
Net income	2,154	803	383

BALANCE SHEET	31 Dec 2007 SEK M	31 Mar 2007 SEK M	31 Mar 2008 SEK M
Non-current assets	16,439	15,349	16,445
Current assets	14,881	15,540	15,197
Total assets	**31,320**	**30,889**	**31,642**
Equity	14,753	15,131	15,124
Provisions	91	-	73
Non-current liabilities	6,454	5,278	6,349
Current liabilities	10,022	10,480	10,096
Total equity and liabilities	**31,320**	**30,889**	**31,642**

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

ASSA ABLOY

File No. 82-34735

RECEIVED

2008 MAY -5 A 9:21

Press Release

CHANGE IN NET DEBT

	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Full Year 2007	Q1 2008
Net debt at beginning of the period	13,560	13,799	14,534	13,456	13,560	12,953
Operating cash flow	-805	-957	-1,306	-1,740	-4,808	-583
Restructuring payment	44	81	90	209	424	111
Tax paid	173	433	258	400	1,264	127
Acquisitions	509	92	341	434	1,376	126
Dividend	-	1,189	-	-	1,189	-
Translation differences	318	-103	-461	194	-52	-320
Net debt at end of period	**13,799**	**14,534**	**13,456**	**12,953**	**12,953**	**12,414**
Net debt / Equity, times	0.94	1.02	0.91	0.83	0.83	0.79

NET DEBT

	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Long-term interest-bearing receivables	-139	-161	-197	-105	-102
Short-term interest-bearing investments	-79	-119	-261	-220	-332
Cash and bank balances	-998	-1,549	-979	-1,212	-953
Pension provisions	1,337	1,239	1,213	1,156	1,151
Other long-term interest-bearing liabilities	7,392	8,218	8,002	8,050	7,707
Short-term interest-bearing liabilities	6,285	6,906	5,678	5,284	4,943
Total	**13,799**	**14,534**	**13,456**	**12,953**	**12,414**

CAPITAL EMPLOYED AND FINANCING

	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Capital employed	28,535	28,822	28,198	28,621	28,116
- of which goodwill	17,375	17,237	17,077	17,270	16,508
Net debt	13,799	14,534	13,456	12,953	12,414
Minority interest	59	56	56	201	181
Shareholders' equity (excl minority interest)	14,677	14,232	14,686	15,467	15,521

DATA PER SHARE

	Q1 2007 SEK	Q2 2007 SEK	Q3 2007 SEK	Q4 2007 SEK	Full Year 2007 SEK	Q1 2008 SEK	12 month rolling SEK
Earnings per share after tax and before dilution [1]	2.19	2.24	2.41	2.34	9.18	2.11	9.10
Earnings per share after tax and dilution [2]	2.16	2.20	2.36	2.30	9.02	2.08	8.94
Shareholders' equity per share after dilution [2]	42.46	43.68	44.68	46.76	46.76	46.64	

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

ASSA ABLOY

File No. 82-34735



RESULTS BY DIVISION

SEK M	EMEA [5]		Americas [6]		Asia Pacific [7]		Global Technologies [8]		Entrance Systems		Other		Total	
Jan - Mar and 31 Mar respectively	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008
Sales, external	3,345	3,364	2,594	2,408	488	636	1,140	1,103	659	691			8,227 [9]	8,203 [9]
Sales, intragroup	99	109	14	14	51	56	27	55	9	6	-199	-240		
Sales	3,444	3,473	2,607	2,422	539	692	1,167	1,158	668	697	-199	-240	8,227	8,203
Organic growth [3]	9%	-2%	6%	2%	6%	4%	13%	3%	7%	3%			8%	0%
Operating income (EBIT)	593	567	496	467	41	54	163	160	86	89	-93	-93	1,289	1,244
Operating margin (EBIT)	17.2%	16.3%	19.0%	19.3%	7.7%	7.8%	14.0%	13.8%	12.8%	12.7%			15.7%	15.2%
Capital employed	9,625	10,261	8,937	8,147	2,095	2,462	5,065	4,982	3,132	3,074	-539	-810	28,535	28,116
- of which goodwill	4,761	4,806	5,392	4,569	1,016	1,168	3,638	3,406	2,547	2,556			17,375	16,508
Return on capital employed	22.7%	21.0%	22.3%	22.0%	8.0%	8.4%	12.8%	13.2%	11.0%	11.0%			17.4%	16.9%
Operating income (EBIT)	593	567	496	467	41	54	163	160	86	89	-93	-93	1,289	1,244
Depreciation	111	111	56	50	16	20	33	37	10	9	3	4	229	232
Net capital expenditure	11	-65	-41	-44	-15	-17	-43	-26	-7	-7	-6	-5	-101	-164
Movement in working capital	-339	-373	-63	-247	2	28	-128	-131	89	82	-30	60	-469	-581
Cash flow [4]	376	241	449	226	45	85	25	40	177	173			948	731
Adjustment for non-cash items											-19	14	-19	14
Paid and received interest											-124	-162	-124	-162
Operating cash flow [4]													805	583
Average number of employees	12,289	12,117	9,749	8,843	4,869	8,881	2,546	2,819	1,993	2,238	98	117	31,564	33,015

SEK M	EMEA [5]		Americas [6]		Asia Pacific [7]		Global Technologies [8]		Entrance Systems		Other		Total	
Jan - Dec and 31 Dec respectively	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007
Sales, external	12,165	13,073	10,104	10,166	2,082	2,558	4,108	4,805	2,678	2,949			31,137 [10]	33,550 [10]
Sales, intragroup	344	405	38	54	227	222	112	117	37	38	-758	-836		
Sales	12,509	13,477	10,142	10,220	2,309	2,780	4,220	4,922	2,715	2,987	-758	-836	31,137	33,550
Organic growth [3]	6%	7%	10%	5%	4%	10%	12%	11%	11%	6%			9%	7%
Operating income (EBIT)	1,972	2,295	1,945	1,995	213	322	612	754	368	432	-339	-340	4,771	5,458
Operating margin (EBIT)	15.8%	17.0%	19.2%	19.5%	9.2%	11.6%	14.5%	15.3%	13.6%	14.4%			15.3%	16.3%
Restructuring costs	-1,059	-	-169	-	-93	-	-152	-	-1	-	-	-	-1,474	-
Operating income (EBIT) incl restructuring costs	913	2,295	1,776	1,995	120	322	460	754	367	432	-339	-340	3,297	5,458
Capital employed	9,183	10,055	8,545	8,595	1,974	2,520	4,911	5,181	3,121	3,149	-529	-879	27,205	28,621
- of which goodwill	4,631	4,926	5,076	4,928	955	1,211	3,568	3,640	2,453	2,566			16,683	17,270
Return on capital employed excl restructuring costs	19.1%	21.9%	22.3%	22.7%	10.8%	13.8%	15.5%	14.7%	11.5%	13.7%			17.1%	18.4%
Operating income (EBIT)	913	2,295	1,776	1,995	120	322	460	754	367	432	-339	-340	3,297	5,458
Restructuring costs	1,059	-	169	-	93	-	152	-	1	-	-	-	1,474	-
Depreciation	468	433	231	218	64	69	87	138	39	38	9	12	898	909
Net capital expenditure	-251	-351	-199	-141	-109	-56	-127	-164	-30	-14	-23	-22	-739	-751
Movement in working capital	-290	-111	-253	140	-56	-40	-146	-29	-45	41	86	-27	-704	-25
Cash flow [4]	1,899	2,287	1,724	2,211	112	294	426	699	332	497			4,226	5,591
Adjustment for non-cash items											10	-49	10	-49
Paid and received interest											-708	-734	-708	-734
Operating cash flow [4]													3,528	4,808
Average number of employees	12,283	12,493	9,641	9,428	5,099	5,445	2,183	2,650	1,926	2,137	111	113	31,243	32,267

[1] Number of shares, thousands, used for the calculation amount to 365,918 for all periods.
[2] Number of shares, thousands, used for calculation: Jan-Mar: 380,713 (378,033); Jan-Dec 2007: 378,533
[3] Organic growth concern comparable units after adjustment for acquisitions and currency effects
[4] Excluding restructuring items
[5] Europe, Middle East and Africa
[6] North, Central and South America
[7] Asia, Australia and New Zealand
[8] ASSA ABLOY Hospitality and HID Group
[9] Sales Jan-Mar 2008 (2007) by Geography: Europe 4,051 (4,051), North America 2,876 (3,078), Central and South America 159 (135), Africa 124 (112), Asia 548 (427), Pacific 444 (423)
[10] Sales Jan-Dec 2007 (2006) by Geography: Europe 15,924 (14,634) North America 12,503 (12,155), Central and South America 583 (510), Africa 506 (457), Asia 2,127 (1,579), Pacific 1,908 (1,602).

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

END

ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.